United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs agreement on divestment of PTVI

Rio de Janeiro, November 17, 2023 - Vale S.A. (Vale) informs that Vale Canada Limited (“VCL”) signed a Heads of Agreement with PT Mineral Industri Indonesia (“MIND ID”) and Sumitomo Metal Mining Co., Ltd. (“SMM”) regarding the divestment obligation of PT Vale Indonesia Tbk (“PTVI”).

Currently, VCL, SMM and MIND ID are shareholders of PTVI and respectively hold 44.3%, 15.0% and 20.0% of issued shares. Upon completion, VCL, SMM and MIND ID will hold approximately 33.9%, 11.5% and 34.0% respectively. After the transaction, VCL will maintain significant economic exposure with a non-controlling interest and continue to provide a strong level of governance influence through the Board of Commissioners.

The Agreement is a significant step towards a mutually beneficial outcome that meets Indonesian divestment obligations and clears the way to renewal of PTVI’s mining license beyond 2025.

Vale’s CEO and Vale Base Metals’ Board Director, Eduardo Bartolomeo, stated, "We are proud to continue supporting Indonesia’s ambitions in delivering low carbon metals that are essential for the global energy transition. PTVI’s high-quality project portfolio, including Bahodopi, Sorowako, and Pomalaa, will drive the next stage of growth in responsible nickel production, creating long-term value for all stakeholders. This reinforces our long-standing commitment to prosperity, sustainability, and local empowerment in Indonesia.”

The transaction is expected to close in 2024, subject to customary closing conditions.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 17, 2023		Director of Investor Relations